Exhibit 99.4

Ferroglobe PLC

VOTE

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Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board recommends a vote FOR proposals 1 - 17

+

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	7.	☐	☐	☐	13.	☐	☐	☐
2.	☐	☐	☐	8.	☐	☐	☐	14.	☐	☐	☐
3.	☐	☐	☐	9.	☐	☐	☐	15.	☐	☐	☐
4.	☐	☐	☐	10.	☐	☐	☐	16.	☐	☐	☐
5.	☐	☐	☐	11.	☐	☐	☐	17.	☐	☐	☐
6.	☐	☐	☐	12.	☐	☐	☐				

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X +

03NLAD

Proxy Solicited by Board of Directors for Annual Meeting – June 30, 2022 The undersigned hereby appoints the Company’s Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe PLC called to be held at 1 14:00 (British Summer Time) on Thursday, June 30, 2022 at 13 Chesterfield Street, London, W1J 5JN, UK, or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitutes, by virtue of this executed card take in accordance with the proxy granted hereunder. I IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED “FOR” THE RESOLUTIONS IN PROPOSALS 1 THROUGH 17 AS INDICATED ON THE REVERSE SIDE HEREOF. You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote “FOR” Proposals 1 – 17. (Items to be voted appear on reverse side.) Proxy — Ferroglobe PLC IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Non-Voting Items C + + Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting. U.K. Annual Report and Accounts 2021 1. THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2021 (the “U U.K. Annual Report and Accounts”) be received. Authority to Allot Shares and Disapplication of Pre-emption Rights 2. THAT the authority granted to the Board under Article 5 of the Articles of Association of the Company be renewed for an additional period expiring five years from the date of the Annual General Meeting. Directors’ Remuneration 3. THAT the directors’ remuneration policy (the ‘’Remuneration Policy’’), as set out on pages 38 to 50 of the U.K. Annual Report and Accounts be approved. 4. THAT the directors’ annual report on remuneration for the year ended 31 December 2021 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 35 to 37 and 51 to 63 of the U.K. Annual Report and Accounts be approved. Directors’ Re election 5. THAT Javier López Madrid be re elected as a director. 6. THAT Marco Levi be re elected as a director. 7. THAT Marta Amusategui be re-elected as a director 8. THAT Bruce L. Crockett be re elected as a director. 9. THAT Stuart E. Eizenstat be re elected as a director. 10. THAT Manuel Garrido y Ruano be re elected as a director. 11. THAT Juan Villar Mir de Fuentes be re elected as a director. 12. THAT Belen Villalonga be re elected as a director. 13. THAT Silvia Villar-Mir de Fuentes be re elected as a director. 14. THAT Nicolas De Santis be re elected as a director. 15. THAT Rafael Barrilero Yarnoz be re elected as a director. Appointment of Auditor 16. THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company. Remuneration of Auditor 17. THAT the Audit Committee of the Board be authorised to determine the auditor’s remuneration. 2022 Annual Meeting Admission Ticket 2022 Annual Meeting of Ferroglobe PLC Shareholders The 2022 Annual Meeting of Shareholders of Ferroglobe PLC will be held on Thursday, June 30, 2022 at 14:00 (British Summer Time) at 13 Chesterfield Street, London W1J 5JN, UK To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.